Exhibit 1

For immediate release

ID Biomedical Provides Update on Vaccine Development Programs

•                  Clinical testing of FluINsure in children has begun

•                  Clinical testing of StreptAvax to be postponed

Vancouver, BC – October 24, 2005 – ID Biomedical Corporation (TSX: IDB; NASDAQ: IDBE) today provided an update on two of its lead vaccines in clinical development: FluINsure™, a non-living intranasally delivered influenza vaccine, and StreptAvax™, a subunit protein-based vaccine against group A streptococcal diseases.

ID Biomedical announced that it has obtained clearance from Health Canada to begin the first pediatric study of the FluINsure vaccine.  This Phase II study will be conducted at three centers in Canada in 160 healthy children, aged 3 to 12 years old.  The study will be blinded, randomized, and placebo-controlled and will evaluate safety and immunogenicity of one-dose and two-dose regimens of the vaccine.  Enrollment for the study has begun.

The Company also announced that it recently held a pre-Investigational New Drug (“IND”) meeting with the U.S. Food and Drug Administration (“FDA”) regarding the pediatric development program for its StreptAvax vaccine.  At the pre-IND meeting, the FDA asked the Company to provide a significant amount of additional information and follow-up from the recently completed adult study prior to further considering initiation of studies in children.  At this time, ID Biomedical is not able to precisely predict how long it may take to generate this data and to what extent additional testing and follow up in adults may be required before obtaining approval to conduct studies in children.  Based on a preliminary assessment of the nature and the amount of information requested by the FDA, the Company does not currently expect to begin testing the vaccine in children in the U.S. prior to 2007.  The Company expects additional dialogue with the FDA regarding the requirements for continuing development of the vaccine candidate.

About ID Biomedical

ID Biomedical is an integrated biotechnology company dedicated to the development of innovative vaccine products.  It operates in research, development, manufacturing, sales and marketing from its facilities in Canada and in the United States.  ID Biomedical is dedicated to becoming a premier vaccine company with significant marketed products worldwide and an extensive pipeline in both clinical and preclinical development.

ID Biomedical has a leading position in the Canadian influenza market.   It received a ten-year mandate from the Government of Canada in 2001 to assure a state of readiness in the case of an influenza pandemic and provide influenza vaccine for all Canadians in such an event.  It also currently supplies approximately 75% of the Canadian government’s influenza vaccine purchases.

On September 7, 2005, ID Biomedical announced an agreement for GlaxoSmithKline to acquire ID Biomedical. The acquisition, which has been approved unanimously by both GlaxoSmithKline and ID Biomedical’s Boards of Directors, is subject to the approval of ID Biomedical’s shareholders, applicable regulatory clearances and certain other conditions. The transaction is expected to close by the end of 2005 or early 2006.

For further information on ID Biomedical, please visit the Company’s website at www.idbiomedical.com.

The information in this news release contains so-called “forward-looking” statements. These include statements regarding ID Biomedical’s expectations and plans relating to the integration of the vaccine business acquired from Shire, statements about ID Biomedical’s expectations, beliefs, intentions or strategies for the future, which may be indicated by words or phrases such as “anticipate”, “expect”, “intend”, “plan”, “will”, “we believe”, “ID Biomedical believes”, “management believes”, and similar language. All forward-looking statements are based on ID Biomedical’s current expectations and are subject to risks and uncertainties and to assumptions made. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include: (i) the company’s ability to successfully complete preclinical and clinical development of its products; (ii) the company’s ability to manufacture its products; (iii) the seasonality of the flu-vaccine business and related fluctuations in the company’s revenues from quarter to quarter; (iv)  decisions, and the timing of decisions, made by the health regulatory agencies regarding approval of its products for human testing; (v) the company’s ability to enter into distribution agreements for its products, and to complete and maintain corporate alliances relating to the development and commercialization of its technology and products; (vi) market acceptance of its technologies and products; and (vii) the competitive environment and impact of technological change and other risks detailed in the company’s filings with the Securities and Exchange Commission.  ID Biomedical bases its forward-looking statements on information currently available to it, and assumes no obligation to update them.

For further information, please contact:

Investor Relations / Media

Dean Linden (604) 431-9314 dlinden@idbiomedical.com	Michèle Roy (450) 978-6313 mroy@idbiomedical.com